Exhibit 99.2

RESIGNATION AND APPOINTMENT OF DIRECTORS

On November 4, 2022, the board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands, announced the following changes in directors of the Company and members of the board committees of the Company, each of which took effect on October 28, 2022:

(a)	the resignation of Mr. Ruizhong Jiang (“Mr. Jiang”) as an independent director of the Company and the cessation as the Chairman of Nominating Committee of the Company due to his personal reason;

(b)	the appointment of Ms. Yuxia Xu as an executive director the Company; and

(c)	the appointment of Mr. Haoqing Su as an independent director and the Chairman of Nominating Committee.

Mr. Jiang’s resignation is not a result of any disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.